/state Stamp/

Certificate of Amendment to Articles of Incorporation for Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock

1. Name of Corporation
EWORLDMEDIA HOLDINGS, INC>

2. The articles of incorporation have been amended as follows
(provide article numbers, if available):

ARTICLE I is amended to read as follows:

The name of the corporation is LIBERTY DIVERISIFIED HOLDINGS, INC.

ARTICLE IV is amended to read as follows:

The total number of shares which the corporation shall be authorized to issue is 300,000 shares, consisting of 100,000,000 common shares, par value $0.001 and 200,000,000 preferred shares, par value, $0.001.

The corporations Board of Directors is authorized to determine, in whole or in part, the voting powers, designations, preferences, limitations, restrictions, and relative rights of classes or series as provide din Section 78.1955 of the Nevada Revised Statutes.

3. The vote by which the stockholders holding shares in the coporation entitling them to exericse at least a majority of the voting power, or such greater proportion of the voting power as may be requried in the case of vote by classes or series, or as may be requred by the provisions of the articles of incorporation have voted of in favor of the amendment isL 18,553,500 votes.

4. Effective date of filing (optional)

5. Officer Signatures (required) /S/ Ron Touchard